Exhibit 99.1

MOL Global Receives NASDAQ Notification Regarding Minimum Bid Requirements

KUALA LUMPUR, Malaysia, October, 9, 2015 (GLOBE NEWSWIRE) -- MOL Global, Inc. (Nasdaq:MOLG) ("MOL" or the "Company"), a leading e-payment enabler for online goods and services in emerging and developed markets, announced today that it has received written notification (the "Notification Letter") from The NASDAQ Stock Market LLC ("Nasdaq") notifying the Company that it is not in compliance with the minimum bid price requirement set forth in the Nasdaq Listing Rules for continued listing on the NASDAQ Global Market. Nasdaq Listing Rule 5450(a)(1) requires listed primary equity securities to maintain a minimum bid price of $1.00 per share, and Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of the Company's American Depositary Shares ("ADSs") for the 30 consecutive business days from August 21, 2015 to October 9, 2015, the Company no longer meets the minimum bid price requirement.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided 180 calendar days, or until April 4, 2016, to regain compliance with Nasdaq Listing Rule 5450(a)(1). To regain compliance, the Company's ADSs must have a closing bid price of at least $1.00 for a minimum of 10 consecutive business days. In the event the Company does not regain compliance by April 4, 2016, the Company may be eligible for additional time to regain compliance.

The Company intends to monitor the closing bid price of its ADSs between now and April 4, 2016 and intends to consider available options to cure the deficiency and regain compliance with the Nasdaq Listing Rule's minimum bid price requirement.  The Notification Letter has no effect on the continuation of the listing and trading of the Company's ADSs during the 180 day grace period referred to above.

About MOL Global, Inc.

MOL Global, Inc. (Nasdaq:MOLG) is a leading e-payment enabler for online goods and services in emerging and developed markets. MOL operates a payments platform that connects consumers with digital content providers, telecommunications service providers and online merchants by providing a vast network of distribution channels that accepts cash and online payment methods. Its physical distribution network comprises more than 970,000 locations in 13 countries across 4 continents. The Company also has mobile payment channels, electronic distribution channels that accept major credit cards and online banking from more than 100 banks.

For more information, please visit ir.mol.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident," "target," "going forward" and similar statements. Among other things, our strategic and operational plans contain forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the U.S. Securities and Exchange Commission, in our annual report to shareholders, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties.

Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including development of new products and services; our ability to attract and retain users and customers; competition in each of the markets in which we operate; changes in our revenues and certain cost or expense items as a percentage of our revenues; and the expected growth of the e-payment market and the number of e-payment users. Further information regarding these and other risks is included in our filings with the Securities and Exchange Commission. We do not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and we undertake no duty to update such information, except as required under applicable law.

CONTACT: Investor Relations Contact

MOL Global, Inc.
Charles Tan
Email: IR@mol.com